Condensed Consolidated Interim Statements of Earnings and Comprehensive Income
(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three months ended March 31
	Notes	2013	2012
REVENUE
Oil sales, net of royalties	5	$79,366	$77,212
Derivative gain (loss) on commodity contracts		—	(124)
Finance revenue	6	46	125
		79,412	77,213

EXPENSES
Production and operating		14,532	11,966
General and administrative		7,100	6,688
Foreign exchange (gain) loss		(1,518)	(372)
Finance costs	6	2,202	6,206
Exploration		107	560
Depletion, depreciation and amortization		11,180	11,749
Unrealized (gain) loss on financial instruments	12	(2,990)	7,840
Impairment of exploration and evaluation assets		—	16
		30,613	44,653

Earnings before income taxes		48,799	32,560

Income tax expense (recovery) – current		23,074	23,311
– deferred		847	(1,726)
		23,921	21,585
NET EARNINGS AND COMPREHENSIVE INCOME FOR THE PERIOD		$24,878	$10,975

Earnings per share	16
Basic		$0.34	$0.15
Diluted		$0.26	$0.15
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q1-2013	1

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	March 31, 2013	December 31, 2012
ASSETS
Current
Cash and cash equivalents	7	$112,180	$82,974
Accounts receivable		204,625	221,017
Prepaids and other		5,909	6,813
Product inventory	8	428	—
		323,142	310,804
Non-Current
Restricted cash		783	782
Intangible exploration and evaluation assets	9	51,890	48,414
Property and equipment
Petroleum properties	10	284,533	280,895
Other assets	10	4,147	4,350
Goodwill		8,180	8,180
		$672,675	$653,425

LIABILITIES
Current
Accounts payable and accrued liabilities		$45,145	$48,587
		45,145	48,587
Non-Current
Long-term debt	11	17,097	16,885
Convertible debentures	12	93,842	98,742
Deferred taxes		53,210	52,363
Other long-term liabilities		940	988
		210,234	217,565

SHAREHOLDERS’ EQUITY
Share capital	14	159,259	158,721
Contributed surplus		12,879	11,714
Retained earnings		290,303	265,425
		462,441	435,860
		$672,675	$653,425
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
President and CEO	Director
Director

2	Q1- 2013

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three months ended March 31
	Notes	2013	2012

Share Capital
Balance, beginning of period		$158,721	$154,263
Stock options exercised		396	268
Transfer from contributed surplus on exercise of options		142	100
Balance, end of period		$159,259	$154,631

Contributed Surplus
Balance, beginning of period		$11,714	$8,538
Share-based compensation expense	15	1,307	814
Transfer to share capital on exercise of options		(142)	(100)
Balance, end of period		$12,879	$9,252

Retained Earnings
Balance, beginning of period		$265,425	$177,691
Net earnings and total comprehensive income		24,878	10,975
Balance, end of period		$290,303	$188,666
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q1-2013	3

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three months ended March 31
	Notes	2013	2012
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings for the period		$24,878	$10,975
Adjustments for:
Depletion, depreciation and amortization		11,180	11,749
Deferred lease inducement		115	114
Impairment of exploration and evaluation costs		—	16
Stock-based compensation		1,278	1,140
Finance costs	6	2,202	6,206
Income tax expense		23,921	21,585
Unrealized (gain) loss on commodity contracts		—	124
Unrealized (gain) loss on financial instruments	12	(2,990)	7,840
Unrealized (gain) loss on foreign currency translation		(1,505)	(350)
Income taxes paid		(23,074)	(23,311)
Changes in non-cash working capital	18	15,895	(34,317)
Net cash generated by (used in) operating activities		51,900	1,771

INVESTING
Additions to intangible exploration and evaluation assets	9	(3,476)	(271)
Additions to petroleum properties	10	(14,677)	(3,961)
Additions to other assets	10	(40)	(240)
Changes in restricted cash		(1)	(1)
Changes in non-cash working capital	18	(893)	(7,940)
Net cash generated by (used in) investing activities		(19,087)	(12,413)

FINANCING
Issue of common shares for cash	14	396	268
Financing costs		(50)	—
Interest paid		(3,373)	(807)
Issue of convertible debentures		—	97,851
Issue costs for convertible debentures		—	(4,389)
Increase (decrease) in other long-term liabilities		(144)	(164)
Changes in non-cash working capital	18	—	805
Net cash generated by (used in) financing activities		(3,171)	93,564
Currency translation differences relating to cash and cash equivalents		(436)	507
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		29,206	83,429
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		82,974	43,884
CASH AND CASH EQUIVALENTS, END OF PERIOD		$112,180	$127,313
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

4	Q1- 2013

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at March 31, 2013 and December 31, 2012 and for the periods ended March 31, 2013 and 2012
(Unaudited - Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board effective as of March 31, 2013. These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2012 Consolidated Financial Statements.
These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on May 6, 2013.
Basis of measurement
The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Financial Statements for the year ended December 31, 2012, except for the new accounting policies described in Note 3.
The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents and convertible debentures that have been measured at fair value.
Functional and presentation currency
In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.
3. CHANGES IN ACCOUNTING POLICIES
New accounting policies
IFRS 10 (new) "Consolidated Financial Statements"
In May 2011, the IASB issued IFRS 10 to replace SIC-12, "Consolidation - Special Purpose Entities", and parts of IAS 27, "Consolidated and Separate Financial Statements". IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 11 (new) "Joint Arrangements"
In May 2011, the IASB issued IFRS 11 to replace IAS 31, "Interests in Joint Ventures", and SIC-13, "Jointly Controlled Entities - Non-monetary Contributions by Venturers". IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 12 (new) "Disclosure of Interests in Other Entities"
In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.

Q1-2013	5

IFRS 13 (new) "Fair Value Measurement"
In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 1 (revised) “Presentation of Financial Statements”
In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 19 (revised) “Employee Benefits”
In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 28 (revised) “Investments in Associates and Joint Ventures”
In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.
Future changes to accounting policies
As at the date of authorization of these Condensed Consolidated Interim Financial Statements the following Standards and Interpretations which have not yet been applied in these Condensed Consolidated Interim Financial Statements have been issued but are not yet effective:
IFRS 9 (revised) "Financial Instruments: Classification and Measurement"
In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, "Financial Instruments: Recognition and Measurement". In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of this standard on its Condensed Consolidated Interim Financial Statements.
IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments on its Condensed Consolidated Interim Financial Statements.
IFRS 12 (revised) "Disclosure of interests in other entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments on its Condensed Consolidated Interim Financial Statements.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments to its Condensed Consolidated Interim Financial Statements.
4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Values of Financial Instruments
The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its convertible debentures as financial liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.

6	Q1- 2013

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	March 31, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$112,180	$112,180	$82,974	$82,974
Loans and receivables	205,408	205,408	221,799	221,799
Financial liabilities at fair value through profit or loss	93,842	93,842	98,742	98,742
Other liabilities	62,242	63,595	65,472	67,037
Assets and liabilities at March 31, 2013 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and cash equivalents and convertible debentures are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents and convertible debentures are classified as Level 1. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.
Credit risk
Credit risk is the risk of loss if the counter-parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit losses in the collection of accounts receivable to-date.
Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian Government, and the recent political unrest in the country has increased TransGlobe’s credit risk. Despite these factors the Company still expects to collect in full all outstanding receivables.

(000s)
Trade receivables at March 31, 2013
Neither impaired nor past due	$50,798
Impaired	—
Not impaired and past due in the following period
Within 30 days	24,471
31-60 days	25,612
61-90 days	24,101
Over 90 days	79,643
In Egypt, the Company sold all of its 2013 and 2012 production to one purchaser. In Yemen, the Company sold all of its 2013 and 2012 Block 32 production to one purchaser. Block S-1 production was sold to one purchaser in 2012 (no sales were recorded from Block S-1 in Q1-2013). Management considers such transactions normal for the Company and the international oil industry in which it operates.
The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable Canadian and international banking institutions.
Capital disclosures
The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as cash generated from operating activities before changes in non-cash working capital. Funds flow from operations may not be comparable to similar measures used by other companies.

Q1-2013	7

The Company defines and computes its capital as follows:

	As at	As at
(000s)	March 31, 2013	December 31, 2012
Shareholders’ equity	$462,441	$435,860
Long-term debt, including the current portion (net of unamortized transaction costs)	17,097	16,885
Convertible debentures	93,842	98,742
Cash and cash equivalents	(112,180)	(82,974)
Total capital	$461,200	$468,513
The Company’s debt-to-funds flow ratio is computed as follows:

	12 months trailing
(000s)	March 31, 2013	December 31, 2012
Long-term debt, including the current portion (net of unamortized transaction costs)	$17,097	$16,885
Convertible debentures	93,842	98,742
Total debt	110,939	115,627

Cash flow from operating activities	144,121	93,992
Changes in non-cash working capital	9,294	59,506
Funds flow from operations	$153,415	$153,498
Ratio	0.7	0.8
The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives. The Company is also subject to financial covenants in the Borrowing Base Facility that existed as at March 31, 2013. The key financial covenants are as follows:

•
Consolidated Financial Indebtedness to EBITDAX will not exceed 3.0 to 1.0. For the purposes of this calculation, Consolidated Financial Indebtedness shall mean the aggregate of all Financial Indebtedness of the Company. EBITDAX shall be defined as Consolidated Net Earnings before interest, income taxes, depreciation, depletion, amortization, accretion of abandonment liability, unrealized hedging losses and other similar non-cash charges (including expenses related to stock options), minus unrealized hedging gains and all non-cash income added to Consolidated Net Earnings.

•	Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.
The Company was in compliance with all financial covenants at March 31, 2013.
5. OIL REVENUE

	Three months ended March 31
(000s)	2013	2012
Oil sales	$159,915	$159,426
Less: Royalties	80,549	82,214
Oil sales, net of royalties	$79,366	$77,212
6. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

	Three months ended March 31
(000s)	2013	2012
Interest expense	$1,940	$1,517
Issue costs for convertible debentures	—	4,389
Amortization of deferred financing costs	262	300
Finance costs	$2,202	$6,206

8	Q1- 2013

7. CASH AND CASH EQUIVALENTS

	March 31	December 31
(000s)	2013	2012
Cash	$23,510	$32,822
Cash equivalents	88,670	50,152
	$112,180	$82,974
As at March 31, 2013 cash equivalents consisted of term deposits held at an international financial institution redeemable in full or in part at any time prior to maturity at the option of the Company with no penalty.
8. PRODUCT INVENTORY
Product inventory consists of crude oil held in storage, which is valued at the lower of cost or net realizable value. As determined on a concession by concession basis, cost is the Company's expenses related to the operation and depletion associated with the production of the crude oil that is held in storage.
9. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2012	$48,414
Additions	3,476
Balance at March 31, 2013	$51,890
10. PROPERTY AND EQUIPMENT

	Petroleum	Other
(000s)	Properties	Assets	Total
Balance at December 31, 2012	$387,572	$9,855	$397,427
Additions	14,677	40	14,717
Balance at March 31, 2013	$402,249	$9,895	$412,144

Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2012	$106,677	$5,505	$112,182
Depletion, depreciation and amortization for the period	11,039	243	11,282
Balance at December 31, 2012	$117,716	$5,748	$123,464

Net Book Value
At December 31, 2012	$280,895	$4,350	$285,245
At March 31, 2013	$284,533	$4,147	$288,680
11. LONG-TERM DEBT
The Company’s interest-bearing loans and borrowings are measured at amortized cost. As at March 31, 2013, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility are described below.

	March 31	December 31
(000s)	2013	2012
Bank debt	$18,450	$18,450
Deferred financing costs	(1,353)	(1,565)
	17,097	16,885
Current portion of long-term debt	—	—
	$17,097	$16,885
As at March 31, 2013, the Company had a $71.0 million Borrowing Base Facility of which $18.5 million was drawn. The Borrowing Base Facility is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 3.75% to 4.75% and is dependent on the amount drawn. As repayments on the Borrowing Base Facility are not expected to commence until the second quarter of 2014, the entire balance has been presented as a long-term liability on the Condensed Consolidated Interim Balance Sheets. Repayments will be made on a semi-annual basis in order to reduce the amount borrowed to an amount no greater than the Borrowing Base. The amount of the Borrowing Base may fluctuate over

Q1-2013	9

time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the Borrowing Base Facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions in accordance with the terms of the Borrowing Base Facility. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.
The estimated future debt payments on long-term debt, as of March 31, 2013 are as follows:

(000s)
2013	$—
2014	3,950
2015	14,500
2016	—
2017	—
$18,450
12. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2012	$98,742
Fair value adjustment	(2,990)
Foreign exchange adjustment	(1,910)
Balance at March 31, 2013	$93,842
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88 per common share). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at March 31, 2013 the convertible debentures were trading at a price of C$97.75 for a C$100.00 par value debenture. As a result, the Company has recognized a net recovery of $3.0 million for the three months ended March 31, 2013.
13. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office and equipment leases.
Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2014.
Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee up to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. Based on the Company's annual Reserve Report effective December 31, 2012, no additional fees are due in 2013.
Pursuant to the June 7, 2012 share purchase agreement for a 60% operated interest in the South Mariut concession in Egypt, the Contractor (Joint Interest Partners) had a minimum financial commitment of $9.0 million ($5.4 million to TransGlobe) for three exploration wells which were commitments from the original exploration period and were carried into the current three-year extension period. The Company issued three $3.0 million letters of credit to guarantee performance under the extension period. Two wells were drilled during the quarter, and as at quarter end the $3.0 million letter of credit for the first well was released, which reduced the outstanding letters of credit to a total of $6.0 million ($3.6 million to TransGlobe). Subsequent to the end of the quarter the Company drilled the third commitment well.
Pursuant to the June 7, 2012 and July 26, 2012 share purchase agreements for a combined 100% operated interest in the South Alamein PSC in Egypt, the Company has a commitment to drill one well (all financial commitments have been met) prior to the termination of the final two-year extension period, which expires on April 5, 2014.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2013.

10	Q1- 2013

14. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	Three months ended		Year ended
	March 31, 2013		December 31, 2012
000’s	Shares	Amount	Shares	Amount
Balance, beginning of period	73,794	$158,721	73,055	$154,263
Stock options exercised	79	396	739	3,333
Share-based compensation on exercise	—	142	—	1,125
Balance, end of period	73,873	$159,259	73,794	$158,721
15. SHARE-BASED PAYMENTS
The Company adopted a stock option plan in May 2007 (the “Plan”) and re-approved unallocated options issuable pursuant to the Plan in May 2010. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant. All grants of stock options currently outstanding vest one-third on each of the first, second and third anniversaries of the grant date. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Three months ended		Year ended
	March 31, 2013		December 31, 2012
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	5,110	8.19	4,760	6.81
Granted	2,038	9.12	1,327	11.43
Exercised	(79)	5.06	(739)	4.49
Forfeited	—	—	(238)	9.82
Options outstanding, end of period	7,069	8.51	5,110	8.19
Options exercisable, end of period	2,786	5.86	2,713	5.69
Share–based compensation
Compensation expense of $1.3 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the period ended March 31, 2013 (2012 - $0.8 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.
All options granted vest annually over a three-year period and expire five years after the grant date. During the period ended March 31, 2013, employees exercised 79,000 (2012 – 58,500) stock options. The fair value related to these options was $0.1 million, (2012 - $0.1 million) at time of grant and has been transferred from contributed surplus to share capital. As at March 31, 2013 and December 31, 2012, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.
Share appreciation rights plan
In addition to the Company’s stock option plan, the Company also issues share appreciation rights (“units”) under the share appreciation rights plan, which was adopted in March 2010. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company and instead receives cash. Units granted under the share appreciation rights plan vest one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted expire five years after the grant date. The following table summarizes information about the share appreciation rights outstanding and exercisable at the dates indicated:

Q1-2013	11

	Three Months Ended		Year Ended
	March 31, 2013		December 31, 2012
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	Of	Exercise
(000s, except per share amounts)	Units	Price (C$)	Units	Price (C$)
Units outstanding, beginning of period	153	7.80	105	6.04
Granted	—	—	48	11.65
Exercised	—	—	—	—
Forfeited	—	—	—	—
Units outstanding, end of period	153	7.80	153	7.80
Units exercisable, end of period	90	5.72	70	6.04
For the period ended March 31, 2013, an immaterial compensation expense recovery was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income (2012 – expense of $0.3 million) in respect of cash-settled, share-based payment transactions.
16. PER SHARE AMOUNTS
The earnings used in the calculation of basic and diluted earnings per share amounts are as follows:

	Three months ended March 31
(000s)	2013	2012
Net earnings	$24,878	$10,975
Dilutive effect of convertible debentures	(3,451)	—
Diluted net earnings	$21,427	$10,975
In calculating the earnings per share, basic and diluted, the following weighted-average shares were used:

	Three months ended March 31
(000s)	2013	2012
Weighted-average number of shares outstanding	73,805	73,061
Dilutive effect of stock options	1,949	2,272
Dilutive effect of convertible debentures	6,474	—
Weighted-average number of diluted shares outstanding	82,228	75,333
In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the period ended March 31, 2013, the Company excluded 4,423,200 stock options (2012 – 1,118,500) as their exercise price was greater than the average common share market price in the period.
The convertible debentures are dilutive in any period in which earnings per share is reduced by the effect of adjusting net earnings for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures.

12	Q1- 2013

17. SEGMENTED INFORMATION
The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.
The accounting policies of the operating segments are the same as the Company’s accounting policies. The following is an analysis of reported segment earnings, revenues, operating expenses and depreciation, depletion and amortization expenses analyzed by operating segment and reconciled to the Company’s Condensed Consolidated Interim Financial Statements:

	Egypt		Yemen		Total
	Three months ended March 31		Three months ended March 31		Three months ended March 31
(000s)	2013	2012	2013	2012	2013	2012
Revenue
Oil sales, net of royalties and other	$77,845	$75,457	$1,521	$1,755	$79,366	$77,212
Other income	12	10	3	11	15	21
Total segmented revenue	77,857	75,467	1,524	1,766	79,381	77,233

Segmented expenses
Production and operating	12,731	9,948	1,801	2,018	14,532	11,966
Depletion, depreciation and amortization	10,890	11,301	202	248	11,092	11,549
Income taxes - current	22,790	22,829	284	482	23,074	23,311
Income taxes - deferred	1,614	(1,232)	(767)	(494)	847	(1,726)
Impairment loss	—	16	—	—	—	16
Total segmented expenses	48,025	42,862	1,520	2,254	49,545	45,116
Segmented earnings	$29,832	$32,605	$4	$(488)	29,836	32,117

Non-segmented expenses (income)
Derivative loss (gain) on commodity contracts					—	124
Exploration					107	560
General and administrative					7,100	6,688
Foreign exchange loss					(1,518)	(372)
Depreciation and amortization					88	200
Unrealized (gain) loss on financial instruments					(2,990)	7,840
Finance revenue					(31)	(104)
Finance costs					2,202	6,206
Total non-segmented expenses					4,958	21,142

Net earnings for the year					$24,878	$10,975

Capital expenditures
Exploration and development	$17,688	$4,415	$495	$18	$18,183	$4,433
Corporate					10	39
Total capital expenditures					$18,193	$4,472

Q1-2013	13

The carrying amounts of reportable segment assets and liabilities are as follows:

March 31, 2013
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$36,437	$15,453	$51,890
Property and equipment
Petroleum properties	250,509	34,024	284,533
Other assets	2,313	—	2,313
Goodwill	8,180	—	8,180
Other	297,639	1,770	299,409
Segmented assets	595,078	51,247	646,325
Non-segmented assets			26,350
Total assets			$672,675

Liabilities
Accounts payable and accrued liabilities	$42,055	$1,324	$43,379
Deferred taxes	43,697	9,513	53,210
Segmented liabilities	85,752	10,837	96,589
Non-segmented liabilities			113,645
Total liabilities			$210,234

December 31, 2012
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$33,321	$15,093	$48,414
Property and equipment
Petroleum properties	246,702	34,193	280,895
Other assets	2,439	—	2,439
Goodwill	8,180	—	8,180
Other	282,627	5,106	287,733
Segmented assets	573,269	54,392	627,661
Non-segmented assets			25,764
Total assets			$653,425

Liabilities
Accounts payable and accrued liabilities	$41,406	$1,321	$42,727
Deferred taxes	42,082	10,281	52,363
Segmented liabilities	83,488	11,602	95,090
Non-segmented liabilities			122,475
Total liabilities			$217,565

14	Q1- 2013

18. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

	Three months ended March 31
(000s)	2013	2012
Operating Activities
(Increase) decrease in current assets
Accounts receivable	$16,392	$(47,251)
Prepaids and other	299	(166)
Product inventory	(326)	—
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(470)	13,100
	$15,895	$(34,317)

(000s)	2013	2012
Investing Activities
(Increase) decrease in current assets
Prepaids and other	$616	$1,224
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(1,509)	(9,164)
	$(893)	$(7,940)

(000s)	2013	2012
Financing Activities
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	$—	$805
	$—	$805
19. JOINT ARRANGEMENTS
A joint arrangement involves joint control and offers joint ownership by the Company and other joint interest partners of the financial and operating policies, and of the assets associated with the arrangement. Joint arrangements are classified into one of two categories: joint operations or joint ventures.
A joint operation is a joint arrangement whereby the Company and the other parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. Parties involved in joint operations must recognize in relation to their interests in the joint operation their proportionate share of the revenues, expenses, assets and liabilities. A joint venture is a joint arrangement whereby the Company and the other parties that have joint control of the arrangement have rights to the net assets of the arrangement. Parties involved in joint ventures must recognize their interests in joint ventures as investments and must account for that investment using the equity method.
All of the joint arrangements in which the Company is involved are conducted pursuant to Production Sharing Agreements and Production Sharing Concessions (collectively defined as "PSCs"). Given the nature and contractual terms associated with the PSCs, the Company has determined that it has rights to the assets and obligations for the liabilities in all of its joint arrangements, and that there are no currently existing joint arrangements where the Company has rights to net assets. Accordingly, all joint arrangements have been classified as joint operations, and the Company has recognized in the Condensed Consolidated Interim Financial Statements its share of all revenues, expenses, assets and liabilities in accordance with the PSCs.

The Company's joint arrangements are established to facilitate the development and production of oil and are governed by the respective PSCs between the host government and the Company along with its joint interest partner(s) in some cases (collectively, the "Contractor").
As at March 31, 2013, the Company was involved in the following joint arrangements:

Joint arrangement	Classification	Place of business	Applicable PSA	Working interest[1]
Dara Petroleum Company	Joint operation	Egypt	West Gharib	100%
West Bakr Petroleum Company	Joint operation	Egypt	West Bakr	100%
Petro Safwa Petroleum Company	Joint operation	Egypt	East Ghazalat	50%
Block S-1 PSA Joint Operation	Joint operation	Yemen	Block S-1	25%
Block 32 PSA Joint Operation	Joint operation	Yemen	Block 32	13.81087%
[1] Working interest represents the Company's proportionate share of assets purchased and costs incurred. It also represents the Company's entitlement to the Contractor's share of oil produced and royalties and taxes paid in accordance with the respective PSCs.

Q1-2013	15